Andrew D. Demott, Jr. Executive Vice President, CFO

January 7, 2011

John Reynolds

Division of Corporation Finance

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D. C. 20549

RE:	Superior Uniform Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-05869

Dear Mr. Reynolds:

I am in receipt of your comment letter dated January 6, 2011, addressed to Michael Benstock Chief Executive Officer of Superior Uniform Group, Inc. (“Superior” or the “Company”) in which you requested that we file Exhibits 4.1, 4.2, 4.3 and 4.4 in their entirety with our next periodic report.

We will file these Exhibits in their entirety in our 10-K for the year ended December 31, 2010. This response is being submitted in electronic form on EDGAR.

Please feel free to contact me at (727) 803-7135 should you have any additional questions.

Very truly yours,

SUPERIOR UNIFORM GROUP, INC.

/s/ Andrew D. Demott, Jr.

Andrew D. Demott, Jr.

Executive Vice President & CFO

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10055 Seminole Blvd. Seminole, FL 33772

Direct: 727-803-7135 Fax: 727-803-2641 ademott@superioruniformgroup.com

A NASDAQ Listed Company: SGC